UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

EMMIS COMMUNICATIONS CORPORATION

(Name of issuer)

6.25% Series A Cumulative Convertible Preferred Stock, $0.01 par value per share

Class A Common Stock, $0.01 par value per share

(Title of class of securities)

291525202

291525103

(CUSIP number)

        Richard A. Denmon

Carlton Fields, P.A.

4221 W. Boy Scout Boulevard

Suite 1000

Tampa, FL 33607-5780

(Name, address and telephone number of person authorized to receive notices and communications)

July 9, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Page 2 of 8 Pages

CUSIP No. 291525202
1	Name of reporting person DJD Group LLLP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO (1)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power 101,210 (2)(3)
	8	Shared voting power 0
	9	Sole dispositive power 101,210 (2)(3)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 101,210 (2)(3)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.60% (4)
14	Type of reporting person PN

1.	The 6.25% Series A Cumulative Convertible Preferred Stock of the Issuer (“Preferred Stock”) reported herein was previously owned prior to entering into the Lock-Up Agreement described in Item 4 of this Schedule 13D (the “Lock-Up Agreement”).
2.	Represents shares of Preferred Stock. Under the Lock-up Agreement, the reporting person has provided a limited agreement to vote on a particular corporate transaction, but retains voting control with respect to the shares with respect to all other matters.
3.	The 101,210 shares of Preferred Stock is convertible into approximately 246,913 shares of Class A Common Stock, par value $0.01 per share, of the Issuer (“Common Stock”). Until converted, the reporting person does not have any sole or shared voting or dispositive power over any shares of Common Stock.
4.	The 246,913 shares of Common Stock issuable upon conversion of the Preferred Stock represents approximately 0.7% of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934 (based on 32,913,373 shares of Common Stock outstanding prior to giving effect to the conversion of the reporting person’s Preferred Stock).

SCHEDULE 13D

Page 3 of 8 Pages

CUSIP No. 291525202
1	Name of reporting person Don J. DeFosset
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO (1)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power 101,210 (2)(3)(4)
	8	Shared voting power 0
	9	Sole dispositive power 101,210 (2)(3)(4)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 101,210 (2)(3)(4)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.60% (4)(5)
14	Type of reporting person PN

1.	The 6.25% Series A Cumulative Convertible Preferred Stock of the Issuer (“Preferred Stock”) reported herein was previously owned prior to entering into the Lock-Up Agreement described in Items 4 of this Schedule 13D (the “Lock-Up Agreement”).
2.	Represents shares of Preferred Stock. Under the Lock-up Agreement, the reporting person has provided a limited agreement to vote on a particular corporate transaction, but retains voting control with respect to the shares with respect to all other matters.
3.	The 101,210 shares of Preferred Stock is convertible into approximately 246,913 shares of Class A Common Stock, par value $0.01 per share, of the Issuer (“Common Stock”). Until converted, the reporting person does not have any sole or shared voting or dispositive power over any shares of Common Stock.
4.	Includes shares held by DJD Group LLLP as described in Item 5 of this Schedule 13D.
5.	The 246,913 shares of Common Stock issuable upon conversion of the Preferred Stock represents approximately 0.7% of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934 (based on 32,913,373 shares of Common Stock outstanding prior to giving effect to the conversion of the reporting person’s Preferred Stock).

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to shares of 6.25% Series A Cumulative Convertible Preferred Stock, $0.01 par value per share (“Preferred Stock”), and the Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at One Emmis Place, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of the DJD Group, LLLP, a Florida limited liability partnership (the “DJD Group”) and Don J. DeFosset, its general partner (the “General Partner” or “Mr. DeFosset”). The DJD Group is a family-owned privately-held limited liability partnership which invests in various types of securities. Mr. DeFosset, a citizen of the United States whose principal occupation consists of serving as the managing general partner of the DJD Group. The principal executive offices of the DJD Group, and the business address of the General Partner is 4221 W. Boy Scout Boulevard, Suite 1000, Tampa, FL 33607-5780. The DJD Group and the General Partner are sometimes referred to collectively herein as the “Reporting Persons.”

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and none has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The DJD Group purchased the Preferred Stock of the Issuer as identified in Item 5 below over a period of time commencing on October 12, 2009 for an aggregate purchase price of $2,274,430. The purchase price was paid out of the DJD Group’s own investment capital which, in turn, was provided out of the personal funds of Mr. DeFosset. No payments were made to or by either of the Reporting Persons in connection with the Lock-Up Agreement described in Items 4 and 6 of this Schedule 13D.

Item 4.	Purpose of Transaction

The Reporting Persons are aware that, on May 25, 2010, the Company executed an agreement and plan of merger (the “Merger Agreement”) that if consummated would result in the Company being taken private by Jeffrey H. Smulyan, the Company’s Chairman, Chief Executive Officer and President. The Merger Agreement provides for a series of transactions, including (a) a cash tender offer for the Company’s Class A Common Stock, (b) an offer to exchange (the “Exchange Offer”) all outstanding Preferred Shares (defined in the Merger Agreement to mean the Preferred Stock) for new 12% PIK Senior Subordinated Notes due 2017, and (c) a solicitation of proxies to amend certain terms of the Preferred Shares (such amendments or any other amendment or amendments that adversely affect the rights or preferences of the holders of Preferred Shares, whether or not proposed in connection with the Merger Agreement, are referred to herein as the “Proposed Amendments”). Adoption of the Proposed Amendments described in the Merger Agreement requires the affirmative vote of holders of at least  2/3 of the outstanding Preferred Shares, voting as a separate class.

On July 9, 2010 Double Diamond Partners LLC, Zazove Aggressive Growth Fund, L.P., R2 Investment, LDC, the DJD Group, Third Point LLC, the Radoff Family Foundation, Bradley L. Radoff, and LKCM Private Discipline Master Fund, SPC (collectively, the “Locked-Up Holders”) entered into a written

Page 4 of 8 Pages

lock-up agreement (the “Lock-Up Agreement”) pursuant to which, among other things, each of them agreed, subject to certain exceptions, to: (1) vote or cause to be voted any and all of its Preferred Shares against the Proposed Amendments; (2) restrict dispositions of Preferred Shares; (3) not enter into any agreement, arrangement or understanding with any person for the purpose of holding, voting or disposing of any securities of the Company, or derivative instruments with respect to securities of the Company; (4) consult with each other prior to making any public announcement concerning the Company; and (5) share certain expenses incurred in connection with the Lock-Up Holders’ investment in the Preferred Shares, in each case during the term of the Lock-Up Agreement. As a result of the Lock-Up Agreement, the Locked-Up Holders may be deemed to have formed a group within the meaning of Rule 13d-5(b) promulgated under Securities Exchange Act of 1934 (“Exchange Act”). The descriptions of the Lock-Up Agreement throughout this Schedule 13D are qualified in their entirety by reference to the full text of the Lock-Up Agreement, a copy of which is included as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference. The Reporting Persons expressly disclaim beneficial ownership of the shares of Preferred Stock held by the other Locked-Up Holders (including any shares of Class A Common Stock into which they may be converted) and the filing of this Schedule 13D shall not be construed as an admission that either of the Reporting Persons is a beneficial owner of any such shares.

The Reporting Persons acquired and continue to hold the shares reported herein for investment purposes. The Reporting Persons may from time to time engage the Company, its representatives or other relevant parties in discussions regarding the Exchange Offer, the Proposed Amendments and other related matters relevant to the Reporting Persons’ investment in the Issuer, and may discuss with such parties alternatives to such Exchange Offer and Proposed Amendments. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may sell all or a portion of their shares, or may purchase additional securities of the Issuer, on the open market or in a private transaction, in each case to the extent permitted by the Lock-up Agreement. Except as described in this Schedule 13D, neither of the Reporting Persons has any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iv) change in the present board of directors or the management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

The Reporting Persons continually analyze and evaluate their investment in the Issuer and reserve the right to change their intentions with respect to any of the foregoing.

Item 5.	Interest in Securities of Issuer

(a) The Reporting Persons beneficially own 101,210 shares of Preferred Stock, representing approximately 3.6% of the outstanding shares of Preferred Stock of the Issuer (based on 2,809,170 shares of Preferred Stock disclosed as outstanding in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on July 6, 2010).

Page 5 of 8 Pages

Because the Preferred Stock currently is convertible into shares of Class A Common Stock, the Reporting Persons also are deemed under Rule 13d-3(d)(1)(i)(B) of the Exchange Act to have beneficial ownership of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock. The Preferred Stock has a conversion price of $20.495 and a liquidation value of $50.00 per share. Accordingly, the 101,210 shares of Preferred Stock beneficially owned by the Reporting Persons are convertible into approximately 246,913 shares of Class A Common Stock, representing 0.7% of the 33,160,286 shares of Class A Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act (based on 32,913,373 shares of Class A Common Stock disclosed as outstanding in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on July 6, 2010).

(b) The DJD Group has sole voting and dispositive power over the shares of such Preferred Stock held directly by it, as well as over any Class A Common Stock that may be issued upon conversion of the Preferred Stock. Because the General Partner has the sole responsibility and authority to make and execute all voting and investment decisions on behalf of the DJD Group, he may be deemed to have the sole voting and dispositive power over all shares owned by the DJD Group. However, prior to any conversion of the Preferred Stock, neither of the Reporting Persons has sole or shared voting or dispositive power over any of the Class A Common Stock.

Other than as described herein, neither of the Reporting Persons has the right to vote or dispose of any shares of Preferred Stock or Class A Common Stock.

(c) During the past 60 days, the Reporting Persons, on behalf of the DJD Group, effected the following purchases of shares of Preferred Stock in the open market:

Date	Price per Share	Number of Shares Purchased

6/24/10	21.44	20
	21.64	20
	20.23	25
	21.49	5
	20.76	25
	22.04	200
	20.74	25
	20.99	25
	21.24	25
	21.98	760
	21.70	93
	20.60	100
	21.52	100
	21.66	100
	21.62	130
	20.70	200
	20.79	202
	20.80	588
	21.73	400
	21.75	500
	22.00	16,287
	21.68	100
	21.71	100

(d) Other than the Reporting Persons, no person is known to have the right to receive dividends from, or proceeds from the sale of, the Reporting Persons’ shares of Preferred Stock (or, if such Preferred Stock is converted as described above, the resulting Class A Common Stock).

(e) Not applicable.

Page 6 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Lock-Up Agreement, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

By virtue of the relationship between and among the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, the Reporting Persons expressly disclaim beneficial ownership of any of the shares of Preferred Stock or Class A Common Stock and the filing of this Schedule 13D shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that the Reporting Persons is a beneficial owner of any such shares.

Item 7.	Material to Be Filed as Exhibits

The following documents are incorporated by reference as exhibits:

1.	Lock-Up Agreement, dated as of July 9, 2010, by and among Double Diamond Partners LLC, Zazove Aggressive Growth Fund, L.P., R2 Investments, LDC, DJD Group LLLP, Third Point LLC, the Radoff Family Foundation, Bradley L. Radoff, and LKCM Private Discipline Master Fund SPC.

2.	Joint Filing Agreement, dated as of July 15, 2010, by and between the Reporting Persons.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2010	THE DJD GROUP, LLLP

	By:	/s/ Don J. DeFosset
Don J. DeFosset,
General Partner

DON J. DEFOSSET, Individually

	By:	/s/ Don J. DeFosset

Page 8 of 8 Pages

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Lock-Up Agreement, dated as of July 9, 2010, by and among Double Diamond Partners LLC, Zazove Aggressive Growth Fund, L.P., R2 Investments, LDC, DJD Group LLLP, Third Point LLC, the Radoff Family Foundation, Bradley L. Radoff, and LKCM Private Discipline Master Fund SPC.

99.2	Joint Filing Agreement, dated as of July 15, 2010, by and between the Reporting Persons.